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                          [GREAT LAKES POWER INC. LOGO]


                        FIRST QUARTER 2001 INTERIM REPORT
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                          [GREAT LAKES POWER INC. LOGO]


            INTERIM REPORT FOR THE THREE MONTHS ENDED MARCH 31, 2001


On February 28, 2001, the shareholders of Great Lakes Power Inc. ("Great Lakes" or the "company") approved a going-private transaction. The successor company was established on March 2, 2001 under the same name. This interim report presents the operating and financial results for these companies for the period from January 1, 2001 to March 31, 2001.

                            First Quarter Highlights

- Great Lakes Hydro Income Fund acquired a 50% interest in Powell River Energy in British Columbia.

- Site development commenced on the 45 megawatt High Falls redevelopment in northern Ontario.

-        OPERATING RESULTS

The company's power operations generated 1,036 gigawatt hours ("GWh") of electricity during the first quarter of 2001 compared to 1,326 GWh during the same period in 2000. Lower generation from the company's operations in Ontario and Quebec was partly offset by higher generation in the southern United States and the acquisition of Powell River Energy in February 2001.

The company's northern Ontario power generating, transmission and distribution system generated 249 GWh of electricity in the first quarter of 2001, down from 466 GWh in the same period in 2000 due to lower winter precipitation levels. Power sales in the first quarter, including power purchased externally to meet customer demand with the system's service area, increased to 631 GWh in 2001 from 623 GWh in 2000. The company's facilities upgrading program continues with the returbining of two 5.5 MW units at the McPhail Generating Station on the Michipicoten River. This work is expected to start in May 2001 for completion before the year end.

The Great Lakes Hydro Income Fund generated a total of 340 GWh of power in the first quarter of 2001, down from 456 GWh in the same period of last year. This decrease reflects lower precipitation at the Fund's Maclaren Energy operations in western Quebec, partly offset by the contribution of Powell River Energy acquired at the beginning of February 2001.

The company's other power operations in Canada and the United States generated 447 GWh of electricity in the first quarter of 2001, up from 404 GWh in the same period in 2000. Louisiana HydroElectric's generation was 176 GWh, up from 124 GWh last year as water flows on the Mississippi River started to return to more normal levels after unusually dry conditions in 2000. Partly offsetting this improvement was lower generation at Pontiac Power due to lower winter precipitation levels in western Quebec.


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GREAT LAKES POWER INC.                                                         1
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- FINANCIAL REVIEW

Great Lakes earned net income of $30.4 million for the three months ended March 31, 2001 compared to $32.1 million in the first quarter of 2000.

Power revenues for the first quarter increased to $62.9 million in 2001 from $53.6 million in 2000. Revenue for the quarter from Great Lakes Hydro Income Fund increased by $4.8 million as a result of the company's increased ownership of the Income Fund from 40% to 50% in May 2000, the startup of energy marketing operations at Maclaren Energy and the acquisition of Powell River Energy in February 2001, offset partly by lower power generation at Maclaren Energy during the first quarter of 2001. Revenue for the quarter from Lake Superior Power increased by $4.1 million as a result of higher prices for contracted gas sales.

Income from long-term investments, which consists of dividends from the company's investments, was $11.4 million in the first quarter of 2001, unchanged from the same period last year. Investment and other income consists of dividends earned on the company's securities portfolio, interest on loans receivable and other fee income. This income for the first quarter was $14.3 million in 2001 compared to $14.0 million in 2000.

Expenses for the first quarter increased to $58.2 million in 2001 from $46.9 million in 2000. Interest expenses for the quarter increased by $1.6 million due to higher average interest rates and debt levels. Purchased power costs for the quarter increased by $10.8 million. This reflects higher external power purchases at the Northern Ontario Power system as a result of lower internal generation due to drier conditions earlier this winter, offset partly by hydrological insurance claims. Operating costs for the quarter increased by $1.5 million with the expansion of the company's operating assets. Taxes and other provisions for the quarter decreased by $3.3 million due to lower federal and municipal tax rates.

- CAPITAL INVESTMENT PROGRAM

Work continues on Great Lakes' $500 million capital investment plan, which forms an integral part of a strategic plan to double power operating earnings by the year 2005.

     High Falls, Ontario. Site development has begun on the 45 MW, High Falls hydroelectric generating station on the Michipicoten River in northern Ontario. This $75 million redevelopment project is expected to be completed in the fourth quarter of 2002.

     Sault Ste. Marie, Ontario/Michigan. Permitting and preliminary engineering are under way for a $25 million high voltage transmission interconnection to link the company's generating stations in Ontario with the neighbouring power grid in Michigan. This interconnection will have a capacity of up to 300 MW at 230 kilovolts and will enhance Great Lakes' ability to access other energy markets to maximize the value of its power system.

     Powell River, British Columbia. The Great Lakes Hydro Income Fund has acquired a 50% economic interest in Powell River Energy, which owns and operates two hydroelectric generating stations in the city of Powell River, B.C. These stations have an aggregate capacity of 82 MW and a total cost of $113 million.


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2                                              FIRST QUARTER 2000 INTERIM REPORT
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     Pingston Creek, British Columbia. Construction has commenced on a 30 MW hydroelectric generating station near Revelstoke, B.C. in a 50/50 partnership with Canadian Hydro Developers Inc. This $45 million project is expected to be completed in mid 2002.

     Brascan Energetica, Brazil. Development work continues for five new hydroelectric generating stations in southern Brazil, which have a total capacity of 81 MW. Construction has started on two of these projects, the 30 MW Passo do Meio generating station in the State of Rio Grande do Sul and the 16 MW Pedrinho project in the State of Parana.

- OUTLOOK

Although weather conditions have been drier than normal in northern Ontario and western Quebec, their financial impact is expected to be partly offset by the return to more normal water flows on the Mississippi River and the impact of the company's ongoing facilities upgrading and business development programs. Through its capital investment plan, the company is aggressively seeking to increase returns as new development projects and acquisitions are brought on stream.

Edward C. Kress

Chairman and Chief Executive Officer

April 19, 2001



                               * * * * * * * * * *

Note: This Interim Report contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The words "believe", "expect", "anticipate", "intend", "estimate" and other expressions which are predictions of or indicate future events and trends and which do not relate to historical matters identify forward-looking statements. Reliance should not be placed on forward-looking statements because they involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of the company to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially from those set forth in the forward-looking statements include general economic conditions, interest rates, availability of equity and debt financing and other risks. The company undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.


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GREAT LAKES POWER INC.                                                         3
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- OPERATING STATISTICS

                        Electricity Generation and Sales
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
                                                   THREE MONTHS ENDED MARCH 31
gigawatt hours                                         2001             2000
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
GENERATION

     Northern Ontario Power                             249              466
     Great Lakes Hydro Income Fund
         Maclaren Energy                                306              456
         Powell River Energy (1)                         34                -
     Other Power Operations

         Lake Superior Power (2)                        211              211
         Valerie Falls Power                             11               10
         Pontiac Power                                   49               59
         Louisiana HydroElectric Power                  176              124
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TOTAL GENERATION                                      1,036            1,326
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SALES

     Northern Ontario Power (3)                         631              623
     Great Lakes Hydro Income Fund
         Maclaren Energy                                305              449
         Powell River Energy (1)                         34                -
     Other Power Operations

         Lake Superior Power (2)                        211              211
         Valerie Falls Power                             11               10
         Pontiac Power                                   47               58
         Louisiana HydroElectric Power                  171              120
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TOTAL SALES                                           1,410            1,471
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

(1)  Acquired February 2001

(2)  Including electricity equivalents of contracted gas sales

(3) Including power purchased externally to supply customer demand in the Northern Ontario Power service area


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4                                              FIRST QUARTER 2000 INTERIM REPORT
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- CONSOLIDATED FINANCIAL STATEMENTS

                           Consolidated Balance Sheet
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
                                                      MARCH 31      December 31
millions                                                  2001             2000
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
ASSETS
     Securities                                       $  669.2         $  661.3
     Loans and other receivables                         350.4            322.0
     Long-term investments                               536.2            536.2
     Property, plant and equipment                       992.9            956.8
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                                                      $2,548.7         $2,476.3
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LIABILITIES
     Accounts payable and other                       $   71.4         $   76.4
     Mortgage bonds                                      425.4            393.5
     Term debentures                                     588.8            558.8

FUTURE INCOME TAX LIABILITY                              110.6            104.4

MINORITY INTERESTS                                        93.8             94.2

SHAREHOLDERS' EQUITY  (2)                              1,258.7          1,249.0
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                                                      $2,548.7         $2,476.3
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


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GREAT LAKES POWER INC.                                                         5
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                        Consolidated Statement of Income
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
                                                   THREE MONTHS ENDED MARCH 31
millions, except per share amounts                       2001             2000
--------------------------------------------------------------------------------
REVENUE
     Power operations                                  $ 62.9           $ 53.6
     Long-term investments                               11.4             11.4
     Investment and other income                         14.3             14.0
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                                                         88.6             79.0
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EXPENSES
     Interest                                            20.1             18.5
     Power and fuel purchases                            24.9             14.1
     Operating costs                                      6.9              5.4
     Depreciation                                         5.5              5.1
     Minority interests                                   1.2              0.9
     Income and other taxes                              (0.4)             2.9
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                                                         58.2             46.9
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NET INCOME                                             $ 30.4           $ 32.1
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FULLY DILUTED NET INCOME PER COMMON SHARE              $ 0.24           $ 0.25
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

                   Consolidated Statement of Retained Earnings
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
                                                   THREE MONTHS ENDED MARCH 31
millions                                                 2001             2000
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
RETAINED EARNINGS

     Balance, beginning of year                        $397.8           $364.8
     Net income                                          30.4             32.1
     Convertible debenture interest                      (4.4)            (4.1)
     Common share dividends                             (16.2)           (16.2)
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     Balance, end of period                            $407.6           $376.6
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


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6                                              FIRST QUARTER 2000 INTERIM REPORT
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                      Consolidated Statement of Cash Flows
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
                                                   THREE MONTHS ENDED MARCH 31
millions                                                 2001             2000
--------------------------------------------------------------------------------
CASH PROVIDED FROM OPERATIONS                          $ 27.9           $ 32.9
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FINANCING AND SHAREHOLDER DISTRIBUTIONS

     Borrowings                                          25.5               --
     Debt repayments                                     (2.2)            (1.9)
     Convertible debenture interest                      (4.4)            (4.1)
     Common share dividends                             (16.2)           (16.2)
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                                                          2.7            (22.2)
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INVESTING

     Securities                                            --            (29.2)
     Loans and other receivables                         10.1             30.7
     Property, plant and equipment                      (28.5)            (2.5)
     Other                                               (0.9)            (6.4)
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                                                        (19.3)            (7.4)
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CASH AND CASH EQUIVALENTS

     Increase                                            11.3              3.3
     Balance, beginning of year                           6.7              6.2
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     Balance, end of period                            $ 18.0           $  9.5
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


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GREAT LAKES POWER INC.                                                         7
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-  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


1.   SUMMARY OF ACCOUNTING POLICIES

The accompanying unaudited consolidated financial statements include the accounts of the company consolidated with the accounts of all its subsidiaries. Reference is made to the company's most recently issued financial statements that included information necessary or useful to understanding the company's businesses and financial statement presentations. In particular, the company's significant accounting policies and practices were presented as Note 1 to the Consolidated Financial Statements included in that report.

Financial information in this Interim Report reflects any adjustments (consisting only of normal recurring adjustments) that are, in the opinion of management, necessary to a fair statement of results for the interim periods in accordance with generally accepted accounting principles ("GAAP").

The results reported in these consolidated financial statements should not be regarded as necessarily indicative of results that may be expected for the entire year.

The company is incorporated under the laws of Ontario and develops, owns and operates hydroelectric and other power generating facilities principally in Canada. The company also conducts investment activities, which include the receipt of interest and dividends on the company's financial assets as well as gains realized on investment transactions.

2.   SHAREHOLDERS' EQUITY

The company is authorized to issue an unlimited amount of common shares, of which the following were issued and outstanding:

                                                       March 31     December 31
millions                                                   2001            2000
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
101,383,135 (2000 - 101,393,934) Common shares         $  603.4        $  603.5
Retained earnings                                         407.6           397.8
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                                                        1,011.0         1,001.3
Subordinated convertible debentures                       247.7           247.7
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                                                       $1,258.7        $1,249.0
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

The subordinated convertible debentures mature September 30, 2013, bear interest at the prime rate subject to a minimum of 6% and a maximum of 8%, and are convertible at $10.00 per common share into 24.8 million common shares. Principal and interest are payable at the company's option with cash or common shares.

3.   COMPARATIVE FIGURES

Certain of the prior year's figures have been reclassified to conform with the 2001 presentation.

4.   PRIVATIZATION

On February 28, 2001, the company's shareholders approved the going private transaction proposed by Brascan Corporation, its majority shareholder. The successor private company, established in March 2, 2001, continues the business of Great Lakes Power Inc. under the same name.


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8                                              FIRST QUARTER 2000 INTERIM REPORT
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- PROFILE

Great Lakes Power Inc. generates, transmits and distributes electricity in Ontario and Quebec, and has ownership and operating interests in other power generating facilities and developments in Canada, the United States and Brazil. Its production and development base includes 22 generating stations with an installed generating capacity of 987 megawatts.

Great Lakes is a wholly-owned subsidiary of Brascan Corporation (BNN: TSE,
NYSE).

                                 PRODUCTION BASE
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
                                                           Generating   Generating   Installed
                                               Ownership    Stations       Units      Capacity
-----------------------------------------------------------------------------------------------
                                                                                    (megawatts)
Northern Ontario Power (1)                       100%          12            22           327

Great Lakes Hydro Income Fund (50%)
     Maclaren Energy, Quebec (1)                 100%           3            10           238
     Powell River Energy, British Columbia (2)    50%           2             7            82

Other Power Operations

     Lake Superior Power, Ontario (3)             50%           1             3           110
     Valerie Falls Power, Ontario (2)             65%           1             2            10
     Pontiac Power, Quebec (2)                   100%           2             7            28
     Louisiana HydroElectric Power (2)            75%(4)        1             8           192
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TOTAL                                                          22            59           987
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

(1) Integrated hydroelectric power generating and transmission systems

(2) Other hydroelectric stations

(3) Natural gas-fired cogeneration plant

(4) Residual interest

- HEAD OFFICE

GREAT LAKES POWER INC.
Suite 4400, P.O. Box 762
BCE Place, 181 Bay Street
Toronto, Ontario
M5J 2T3

Telephone:    416-363-9491
Facsimile:    416-363-2856

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9                                              FIRST QUARTER 2000 INTERIM REPORT